Under the Securities Exchange Act of 1934
(Amendment No. 2)

TIANYIN PHARMACEUTICAL CO., INC.
 (Name of Issuer)

SCHEDULE 13D/A

Common Stock, $.001 par value
(Title of Class of Securities)

88630M104
(CUSIP Number)

Time Poly Management Ltd.
Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong
Telephone: (852) 3583 3340; Fax: (852) 3585 6021
______
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

CUSIP Number  88630M104

(1)	Name of Reporting Persons: Time Poly Management, Ltd.
    S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares	(7) Sole Voting Power: 35.10%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 35.10%

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,351,824

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)	Percent of Class Represented by Amount in Row (11): 35.10%

(14)	Type of Reporting Person (See Instructions): CO

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(1)	Name of Reporting Persons: Guoqing Jiang
    S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: PR China

Number of Shares	(7) Sole Voting Power: 35.10%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 35.10%

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,068,625

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

                [X]

(13)	Percent of Class Represented by Amount in Row (11): 26.53%

(14)	Type of Reporting Person (See Instructions): IN

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Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Tianyin Pharmaceuticals Co., Inc. a Delaware corporation (the “Company”).

The Company's principal office is located at 23rd Floor, Unionsun Yangkuo Plaza, No.2, Block 3, Renmin Road South, Chengdu, 610041 P. R. China.

Item 2.  Identity and Background.

(a)
This statement (this "Statement") is being filed by (i) Time Poly Management, Ltd., a British Virgin Islands company ("Time Poly”) and (ii) Dr. Guoqing Jiang, the majority shareholder (75.59%) of Time Poly (“Dr. Jiang” together with Time Poly the “Filers”).  Time Poly directly owns all of the shares reported in this Statement; Dr. Jiang however – through his 75.59% majority ownership of Time Poly – indirectly owns 75.59% of the Company’s common stock that Time Poly owns.  Additionally, as the majority shareholder of Time Poly, Dr. Jiang maintains the sole voting and dispositive power with respect to such shares.

(b)
Time Poly’s principal office is located at Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong, (852) 3583 3340.  Time Poly’s principal business is equity investment.  Dr. Guoqing Jiang’s principal office is located at 23rd Floor, Unionsun Yangkuo Plaza, No.2, Block 3, Renmin Road South, Chengdu, 610041 P. R. China, 0086-28-86154737.

(c)	Dr. Jiang’s principal occupation is CEO of Tianyin Pharmaceutical Co., Inc.

(d)	During the past five years, neither Filer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither Filer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Dr. Jiang is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a share exchange transaction between the Issuer, Raygere Limited, a company organized under the laws of the British Virgin Islands (“Raygere”), and Time Poly Management Limited, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark Holding Co., Ltd., an exempted company organized under the laws of the Cayman Islands (collectively, the “Raygere Stockholders”), pursuant to which all the shares of Raygere were transferred to the Issuer and Raygere became the Issuer’s wholly-owned subsidiary (the “Share Exchange”).

Item 4. Purpose of Transaction

Time Poly owns 9,351,824 shares of the Issuer. Stewart Lor formerly owned 100% of Time Poly’s equity.   On January 16, 2008, pursuant to a Share Transfer Agreement, Stewart Lor issued stock options to the executive officers and management team of Chengdu Tianyin Pharmaceutical Co., Ltd. (the “Executives”), the Issuer’s indirect wholly owned subsidiary.  Pursuant to the Agreement, Mr. Lor granted options to the Executives to acquire all of the shares of Time Poly.  Since the Executives met the required performance targets set forth in the Agreement, Mr. Lor transferred all the shares of Time Poly to them in consideration for an aggregate of $430,024 (the “Transfer”). The Filer is filing this amendment to disclose the transfer of the Time Poly shares, which resulted in a change in ownership of Time Poly’s shares of the Company’s common stock.  Pursuant to the Agreement, Time Poly’s common stock is held by the following persons: Dr. Guoqing Jiang (75.59%), Mr. Xintao You (8.19%), Mr. Yong Zhan (7.71%), Ms. Li Zhou (5.79%), Mr. Daqiao Zhang (2.40%) and Mr. Hongcai Li (0.32%); however, pursuant to his majority ownership of such shares, the Filer maintains the sole voting and dispositive power over all of the shares of the Company’s common stock that Time Poly holds.

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Item 5.  Interest in Securities of the Issuer

(a)	The Filers beneficially own 9,351,824(35.10%) (the “Shares”) of the 26,644,026 outstanding shares of the Company.

(b)	Dr. Jiang has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.

(c)	Other than the transfer described herein, Dr. Jiang has not effected any transactions in the Issuer’s common stock since his most recent filing on Schedule 13D.

(d)	No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

(1)	Share Transfer Agreement between Stewart Shiang Lor and Transferees dated January 16, 2008 (Incorporated by reference to Exhibit 1 of the Schedule 13D filed on February 6, 2008).

(2)	Share Exchange Agreement dated January 16, 2008 (Incorporated by reference to Exhibit 3 of the Schedule 13D filed on February 6, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 14, 2010

Signature:  /s/  Guoqing Jiang

Name/Title: Guoqing Jiang

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